NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the entire class of the following securities issued by PowerShares Exchange-Traded Fund Trust (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

PowerShares Zacks Small Cap Portfolio (suspended: 12/15/2010) symbol: PZJ

PowerShares Dynamic Telecom & Wireless Portfolio
(suspended: 12/15/2010) symbol: PTE

PowerShares Dynamic Healthcare Services Portfolio
(suspended: 12/15/2010) symbol: PTJ

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that issuer determined to liquidate the above issues. Accordingly, trading in the issues were suspended before the opening on December 15, 2010.